# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Equity Bancshares, Inc., CIK 0001227500
CUSIP: 29460X109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7701 East Kellogg Drive, Suite 300, Wichita, Kansas (KS), 67207
Date of event which requires filing of this statement: 04/06/2026
Amends the filing with accession number 0001104659-21-103795
Filed by CIK 0001703298
Persons authorized to receive notices and communications: James Murphy, Four Radnor Corporate Center, 100 Matsonford Road Suite 210, Radnor, Pennsylvania (PA), 19087, (215) 399-4650

## Reporting persons
- Patriot Financial Partners III, L.P. (CIK 0001703298): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,017,214; sole dispositive power 0; shared dispositive power 1,017,214; aggregate amount beneficially owned 1,017,214 (4.85% of the class)
  Comment: (1) This calculation is based on 20,992,139 shares of Common Stock of the Company outstanding, as reported in the Company's Form 10-K/A filed on March 10, 2026.
- Patriot Financial Partners GP III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,017,214; sole dispositive power 0; shared dispositive power 1,017,214; aggregate amount beneficially owned 1,017,214 (4.85% of the class)
  Comment: (1) This calculation is based on 20,992,139 shares of Common Stock of the Company outstanding, as reported in the Company's Form 10-K/A filed on March 10, 2026.
- Patriot Financial Partners GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,017,214; sole dispositive power 0; shared dispositive power 1,017,214; aggregate amount beneficially owned 1,017,214 (4.85% of the class)
  Comment: (1) This calculation is based on 20,992,139 shares of Common Stock of the Company outstanding, as reported in the Company's Form 10-K/A filed on March 10, 2026.
- W. Kirk Wycoff (CIK 0000949197): type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,017,214; sole dispositive power 0; shared dispositive power 1,017,214; aggregate amount beneficially owned 1,017,214 (4.85% of the class)
  Comment: (1) This calculation is based on 20,992,139 shares of Common Stock of the Company outstanding, as reported in the Company's Form 10-K/A filed on March 10, 2026.
- James F. Deutsch (CIK 0001561111): type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,017,214; sole dispositive power 0; shared dispositive power 1,017,214; aggregate amount beneficially owned 1,017,214 (4.85% of the class)
  Comment: (1) This calculation is based on 20,992,139 shares of Common Stock of the Company outstanding, as reported in the Company's Form 10-K/A filed on March 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Equity Bancshares, Inc.
Address of issuer's principal executive offices: 7701 East Kellogg Drive, Suite 300, Wichita, Kansas (KS), 67207

## Item 2. Identity and Background
Name of person filing:
The following are members of the Patriot Financial Group:

i) Patriot Financial Partners III, L.P. a Delaware limited partnership ("Patriot Fund III");

ii) Patriot Financial Partners III GP, L.P., a Delaware limited partnership and the general partner of Patriot Fund III ("Patriot III GP");

iii) Patriot Financial Partners III GP, LLC, a Delaware limited liability company and general partner of Patriot III GP ("Patriot III LLC"); and

iv) W. Kirk Wycoff and James F. Deutsch, each of whom serve as general partners of Patriot Fund III and Patriot III GP, are members of Patriot III LLC, are members of the investment committee of Patriot Fund III.
Residence or business address: The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners IIII, L.P., 100 Matsonford Road, Suite 210, Radnor, Pennsylvania 19087.
Present principal occupation or employment:
Patriot Fund III is a private equity fund focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot III GP is to serve as the general partner of and to manage Fund III Funds. The principal business of Patriot III LLC is to serve as the general partner of and to manage Patriot GP III.

The principal employment of Messrs. Wycoff and Deutsch is investment management with Patriot Fund III, Patriot III GP and Patriot III LLC, as well as other "Patriot Financial Partners" entities and funds.
Criminal convictions in the last five years: During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Patriot Fund III used working capital to fund the purchase of shares of Common Stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares in the Company were acquired and sold for investment purposes. Except as otherwise described herein or in Item 6 below, no member of the Patriot Financial Group III has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the limitations imposed by applicable federal and state securities laws, Patriot Financial Group III may further dispose of shares of Common Stock in the Company from time to time, subject to market conditions and other investment considerations, and may cause the Purchased Shares to be distributed in kind to investors. To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group III may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group III and/or investment considerations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Entity : Patriot Fund III
Amount Beneficially Owned : 1,017,214
Percent of Class : 4.85%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 1,017,214
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 1,017,214

Entity : Patriot III GP
Amount Beneficially Owned : 1,017,214
Percent of Class : 4.85%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 1,017,214
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 1,017,214

Entity : Patriot III LLC
Amount Beneficially Owned : 1,017,214
Percent of Class : 4.85%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 1,017,214
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 1,017,214

Entity : W. Kirk Wycoff
Amount Beneficially Owned : 1,017,214
Percent of Class : 4.85%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 1,017,214
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 1,017,214

Entity : James F. Deutsch
Amount Beneficially Owned : 1,017,214
Percent of Class : 4.85%
Sole Power to Vote or Direct the Vote : 0
Shared Power to Vote or Direct the Vote : 1,017,214
Sole Power to Dispose or to Direct the Disposition : 0
Shared Power to Dispose or Direct the Disposition : 1,017,214
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) immediately above.
Transactions in the class effected during the past sixty days:
No members of the Patriot Financial Group had any transactions in the voting Common Stock (or securities convertible into Common Stock) during the past 60 days, except that Patriot Fund III sold shares of the Common Stock as described below.

Date Sold Shares Sold
March 23, 2026 16,892
March 31, 2026 5,959
April 1, 2026 44,144
April 2, 2026 65,451
April 6, 2026 67,554
Other persons with the right to receive dividends or sale proceeds: Other than the Patriot Financial Group, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: April 6, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, dated as of April 8, 2026, by and among Patriot Financial Partners III, LP, Patriot Financial Partners GP III, LP, Patriot Financial Partners GP III, LLC, W. Kirk Wycoff and James F. Deutsch, attached hereto as Exhibit 1.

## Signatures
- Patriot Financial Partners III, L.P.: /s/W. Kirk Wycoff, Member of Patriot Financial Partners GP III, LLC, the general partner of Patriot Financial Partners GP III, L.P., the general partner of Patriot Finan (04/08/2026)
- Patriot Financial Partners GP III, L.P.: /s/W. Kirk Wycoff, Member of Patriot Financial Partners GP III, LLC., the general partner of Patriot Financial Partners GP III, L.P. (04/08/2026)
- Patriot Financial Partners GP III, LLC: /s/W. Kirk Wycoff, Member (04/08/2026)
- W. Kirk Wycoff: /s/W. Kirk Wycoff, W. Kirk Wycoff (04/08/2026)
- James F. Deutsch: /s/James F. Deutsch, James F. Deutsch (04/08/2026)